Item 77.K.
                  Change in Registrant's Certifying Accountant

         On November 20, 2003, Crow, Chizek and Company LLP resigned as independent accountant for the Registrant. The Registrant's Audit Committee approved the hiring of Ernst & Young LLP as the current independent auditor. During the Registrant's two most recent fiscal years prior to engaging Ernst & Young the Registrant did not consult Ernst & Young on any accounting matter. During the Registrant's two most recent fiscal years, there were no disagreements with Crow, Chizek and Company LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures.